UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 17)*

Safehold Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

78645L 100

(CUSIP Number)

Marcos Alvarado

iStar Inc.

1114 Avenue of the Americas

New York, New York 10036

(212) 930-9400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78649D104

1	Name of Reporting Person iStar Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 31,166,602

	8	Shared Voting Power 0

	9	Sole Dispositive Power 31,166,602

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,166,602

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 65.2%

14	Type of Reporting Person CO

This Amendment No. 17 on Schedule 13D (the “Schedule 13D”) relating to shares of common stock, $0.01 par value per share (the “Shares”), of Safehold Inc., a Maryland corporation (the “Issuer”), is being filed by iStar Inc., a Maryland corporation (“iStar”), and supplements and amends the statement on Schedule 13D originally filed with the Commission on June 27, 2017 (as amended, the “Statement”).

Item 3.                                                         Source and Amount of Funds or Other Consideration.

The aggregate amount of funds used by iStar to acquire the Shares reported in Item 5(c) was $314,645,032. iStar used its working capital to make such purchases. In addition, iStar received 64,101 Shares as payment of third quarter 2019 management fees under its management agreement with the Issuer.

Item 4.                                                         Purpose of Transaction

iStar’s purchases of additional Shares, as reported in Item 5(c) of this Statement, were made in order to increase its equity interest in the Issuer and, in the case of Shares acquired directly from the Issuer, to provide equity capital to the Issuer for use in its business. See also Item 6.

Item 5.                                                         Interest in Securities of the Issuer.

(a)                                 As of November 22, 2019, iStar beneficially owns 31,166,602 Shares directly, or approximately 65.2% of the outstanding Shares. Annex A sets forth the number of Shares and the aggregate percentage of the outstanding Shares beneficially owned by each of iStar’s executive officers and directors.

(c)                                  Since filing Amendment No. 16 to the initial Statement, iStar acquired a total of 10,432,439 Shares (including 64,101 Shares received on October 31, 2019 as payment of quarterly management fees).

iStar acquired 544,809 Shares through open-market purchases conducted under a “written plan for trading securities” within the meaning of Rule 10b5-1 promulgated under the Securities and Exchange Act of 1934, as amended. Further details regarding these purchases are set forth below.

As discussed on Item 6, on August 12, 2019, iStar purchased 6,000,000 Shares pursuant to a private placement purchase agreement with the Issuer at a purchase price of $28.00 per share, equal to the public offering price per share in the concurrent public offering of the Shares. For more information, please see the Issuer’s Current Report on Form 8-K, filed with the Commission on August 12, 2019.

As discussed on Item 6, on November 22, 2019, iStar purchased 3,823,529 Shares pursuant to a private placement purchase agreement with the Issuer at a purchase price of $34.00 per share, equal to the public offering price per share in the concurrent public offering of the Shares. For more information, please see the Issuer’s Current Report on Form 8-K, filed with the Commission on November 22, 2019.

On October 31, 2019, iStar acquired 64,101 Shares in payment of the quarterly management fee due for the third quarter 2019 pursuant to the Management Agreement between the Issuer and SFTY Manager LLC, a wholly-owned subsidiary of iStar.

Trade Date	No. of Shares	Price per Share ($)	Cost ($)
July 29, 2019	5,000	33.807	169,120.00
July 30, 2019	5,000	33.254	166,356.00
July 31, 2019	5,000	33.191	166,040.00
August 1, 2019	5,000	33.428	167,229.50
August 2, 2019	4,730	33.254	158,494.74
August 14, 2019	7,500	28.529	214,101.00
August 15, 2019	7,500	28.178	211,467.00
August 15, 2019	25,000	28.624	716,027.50
August 16, 2019	7,500	28.963	217,350.75

August 19, 2019	7,500	29.065	218,117.25
August 20, 2019	7,500	29.080	218,227.50
August 21, 2019	7,500	28.877	216,705.75
August 22, 2019	7,500	28.835	216,393.00
August 23, 2019	7,500	28.378	212,967.75
August 26, 2019	12,000	28.587	343,258.80
August 26, 2019	7,500	28.568	214,389.00
August 27, 2019	7,500	28.892	216,824.25
August 28, 2019	7,500	29.090	218,306.25
August 29, 2019	7,500	28.999	217,622.25
August 30, 2019	7,500	28.929	217,100.25
September 03, 2019	7,500	29.164	218,864.25
September 04, 2019	7,500	28.955	217,296.75
September 05, 2019	7,500	28.786	216,026.25
September 06, 2019	7,500	28.023	210,303.00
September 09, 2019	7,500	27.090	203,303.25
September 10, 2019	7,500	27.362	205,345.50
September 11, 2019	7,365	28.175	207,634.08
September 11, 2019	27,580	28.435	784,722.71
September 12, 2019	7,500	29.027	217,830.00
September 12, 2019	30,004	29.175	875,891.77
September 13, 2019	7,500	30.350	227,741.25
September 16, 2019	7,500	30.282	227,247.00
September 17, 2019	15,000	29.905	448,833.00
September 17, 2019	7,500	29.831	223,863.00
September 18, 2019	7,302	29.966	218,940.98
September 18, 2019	7,909	29.988	237,311.13
September 19, 2019	6,808	29.911	203,750.50
September 19, 2019	13,800	29.885	412,660.02
September 20, 2019	7,500	29.652	222,521.25
September 23, 2019	7,500	29.980	224,982.00
September 24, 2019	7,500	29.974	224,939.25
September 25, 2019	7,500	29.913	224,479.50
September 26, 2019	7,500	29.921	224,541.75
September 27, 2019	7,500	29.984	225,244.50
September 30, 2019	7,500	30.346	227,728.50
October 01, 2019	7,500	31.112	233,548.50
October 02, 2019	7,500	31.668	237,789.75
October 03, 2019	7,500	30.043	247,952.25
October 04, 2019	7,500	33.580	251,981.25
October 07, 2019	7,500	34.320	257,532.00
October 08, 2019	7,500	34.432	258,374.25
October 09, 2019	7,361	34.211	251,955.25
October 10, 2019	7,500	34.711	260,465.25
October 11, 2019	7,500	34.555	259,296.75
October 14, 2019	7,098	34.291	243,524.58
October 15, 2019	7,500	34.431	258,360.00
October 16, 2019	7,500	34.128	256,089.75
October 17, 2019	7,500	34.187	256,536.75
October 18, 2019	7,500	34.020	255,282.00
October 21, 2019	7,400	34.278	253,783.00
October 22, 2019	7,500	34.315	257,496.75
October 23, 2019	7,500	34.053	255,529.50
October 24, 2019	7,500	34.030	255,390.75
October 25, 2019	7,500	33.420	250,784.25
October 28, 2019	452	34.773	15,273.40

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 12, 2019, iStar entered into a private placement purchase agreement with the Issuer, pursuant to which iStar purchased from the Issuer 6,000,000 Shares at a purchase price of $28.00 per share, for a total purchase price of $168,000,000.  On November 22, 2019, iStar entered into a private placement purchase agreement with the Issuer, pursuant to which iStar purchased from the Issuer 3,823,529 Shares at a purchase price of $34.00 per share, for a total purchase price of $129,999,986.

All Shares are be subject to the voting power limitations contained in the Stockholder’s Agreement, dated as of January 2, 2019, between the Issuer and iStar, as reported in Amendment No. 13 to the Initial Statement, which limits iStar’s voting power in the Issuer to 41.9%.

Annex A

INFORMATION REGARDING THE DIRECTORS AND
EXECUTIVE OFFICERS OF iSTAR, INC.

I.                                        Set forth below is the name and present principal occupation or employment of each director and executive officer of iStar.  Unless otherwise indicated, all persons identified below are United States citizens.  Directors of iStar are identified by an asterisk.

Name	Principal Occupation/Employment

*Jay Sugarman	Chairman and Chief Executive Officer of iStar Inc.
*Clifford de Souza	Private investor
*Robin Josephs	Private investor
*Barry Ridings	Senior advisor, Lazard Freres & Co.
*Richard Lieb	Senior advisor, Greenhill & Co., LLC
Marcos Alvarado	President and Chief Investment Officer

II.                                   Set forth below are the number of Shares, and the percentage of the outstanding Shares, beneficially owned by each of the directors and executive officers of iStar Inc.  Directors of iStar are identified by an asterisk.

Name	No. of Shares		% of Outstanding Shares

*Jay Sugarman	104,782	+	**
*Clifford de Souza	2,500		**
*Robin Josephs	41,250	*	**
*Barry Ridings	2,500		**
*Richard Lieb	0		**
Marcos Alvarado	25,891		**

+ This consists of 31,764 Shares owned by Mr. Sugarman and 73,018 Shares owned by trusts.

* This consists of 6,250 Shares owned by Ms. Josephs, 25,000 owned by her family trust, and 10,000 restricted stock units granted to her on May 8, 2019, representing the right to receive 10,000 Shares when the units settle on July 1, 2022. These restricted stock units are fully vested as of the grant date.

** Under 0.1%.

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2019

iSTAR INC.

/s/ Marcos Alvarado
Marcos Alvarado
President and Chief Investment Officer